Exhibit 99.1

28 February 2024

Project Launched to Demonstrate How Technology Can

Enhance Recycling and Advance Circularity

New York, 28 February 2024 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW), an innovative company specializing in digitization of physical objects to foster a circular and closed loop economy, is delighted to announce the North American Flame Retardant Alliance (NAFRA), the International Bromine Council (BSEF), and its member companies will use SMX’s technology to help recycling plant operators to track and trace plastics composed of different additives or chemistries.

NAFRA and its members adhere to the International Council of Chemical Associations and the American Chemistry Council’s Responsible Care® program, which is the global chemical industry’s initiative to drive continuous improvement in safe chemicals management and to achieve excellence in environmental, health, safety and security performance.

The partnership with NAFRA, BSEF, and their members is intended to demonstrate new scanning technology to more efficiently scan and separate plastics using a chemical-based hidden “barcode” system, alongside a unique “reader” to identify these codes. These codes will enable automated systems to identify plastics branded with the barcode and route them to the appropriate destination.

The technology for this project has been pioneered by SMX with funding provided by NAFRA and BSEF.

Robert Simon, NAFRA & American Chemistry Council, comments:

“This project has the potential to help support plastics recycling by improving efficiencies, removing unnecessary steps and barriers, and helping deliver the products to the right place more quickly. This means less time, energy, and resources spent in the distribution chain, and that plastics are processed safely and effectively in line with our environmental sustainability goals.”

Statement from, SMX:

“For SMX this is a great opportunity to be an enabler on the journey of transforming base chemical production from a linear model to a more sustainable model. This project is part of our belief that sustainability will be led by the industrials sector.”

—Ends—

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

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About BSEF – The International Bromine Council

BSEF – the International Bromine Council, is the global representative body for bromine producers and producers of bromine technologies. Originally founded in 1997, BSEF works to foster knowledge on the societal benefits of bromine and its applications. The members of BSEF are Albemarle Corporation, ICL Industrial Products, Lanxess and Tosoh.

Follow BSEF at Twitter @bromineinfo and LinkedIn.

About NAFRA – North American Flame-Retardant Alliance

The American Chemistry Council’s North American Flame-Retardant Alliance (NAFRA) was formed in March 2011 to serve as the lead advocacy organization in North America for flame retardant producers and users. NAFRA members include: Albemarle Corporation, ICL Industrial Products, and Lanxess. For more information on NAFRA visit: https://flameretardants.americanchemistry.com/.

About SMX

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide all stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies help companies address ESG commitments and transition more successfully to a low-carbon economy.

Website:www.smx.tech

For further information contact:

SMX INVESTOR RELATION ENQUIRIES

Eric Dusansky

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

BSEF ENQUIRIES

Dr Kevin Bradley

Secretary General – BSEF

E: kbradley@bsef.org

NAFRA Enquiries

Erich Shea

American Chemistry Council

E: Erich_Shea@americanchemistry.com

Follow us through our social channel @secmattersltd

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

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Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: the successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of metals, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

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